UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO

INFORMATIVE LETTER TO SHAREHOLDERS

Guadalajara, Jalisco, Mexico, April 8, 2016 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) addressed today the following letter to its shareholders.

Dear Shareholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.:

We, Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (“GAP” or the “Company”), write to ensure that you are adequately and accurately informed in advance of our annual general ordinary and extraordinary shareholders’ meetings scheduled to occur on April 26, 2016 (the “Ordinary Shareholders’ Meeting” and the “Extraordinary Shareholders’ Meeting,” respectively, and together, the “Shareholders’ Meetings”).

2015 was an exceptional year for the Company. Among our great achievements this year were: serving more passengers than in any other year in GAP’s history; an expansion to the international markets, with the acquisition of the Montego Bay airport in Jamaica; the quick rehabilitation of Los Cabos International Airport following the impact of Hurricane Odile, aiding in the speedy recovery of Los Cabos as a travel destination; and the opening of the cross-border bridge in Tijuana, Baja California – the first structure to connect the United States directly to a Mexican airport terminal.

In the fulfillment of our duty to ensure that our shareholders receive timely and transparent information, we would like to take this opportunity to communicate to our shareholders our views on certain items on the agenda published on March 3, 2016 for the Shareholders’ Meetings (the “Agenda”), which may also be found on our web site at https://www.aeropuertosgap.com.mx/en/shareholders-meeting/2362-2016-shareholders-meeting.html

Ordinary Shareholders’ Meeting

I.	Board and CEO reports

Agenda Item No. I includes six clauses; however, these clauses will be voted on together in a single vote. The matters to be addressed are routine and related to the Chief Executive Officer’s report and corporate governance reports in accordance with the Mexican Securities Market Law.

II.	Liability release

The release of directors and officers of the Company from liability while in the performance of their duties, as subject to certain exceptions provided by Mexican law and by our corporate governance rules, including our bylaws (the “Liability Release Proposal”), is a common practice in Mexico and mirrors the releases contained in our bylaws (Art. 25). In addition, the liability release minimizes frivolous and untimely lawsuits that impose an unnecessary cost on the Company and its shareholders. This liability release has fulfilled an ongoing objective of ensuring directors’ and management’s independence in their decision-making to the benefit of our investors since our initial public offering in 2006.

***

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona/Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691/212 406 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

III.	Request for approval of our 2015 audited financial statements

In compliance with Mexican fiscal regulations, we present unconsolidated annual financial statements, prepared under Mexican Financial Reporting Standards (“MFRS”), which will be used to determine taxes corresponding to fiscal year 2015. In addition, in compliance with Mexican and U.S. securities regulations, we prepare consolidated annual financial statements under International Financial Reporting Standards (“IFRS”), which we file with the Mexican National Banking and Securities Commission (“CNBV”) and the U.S. Securities and Exchange Commission (“SEC”).

IV.	Request for approval of our 2015 legal reserve

Net income for the year amounted to Ps. 2,404,000,331.00 under MFRS. Pursuant to the Mexican General Law of Commercial Corporations (Ley General de Sociedades Mercantiles), we propose to allocate Ps. 120,200,017.00 to increase the legal reserve fund and to transfer the remaining Ps. 2,283,800,314.00 to the account for net income pending allocation.

V.	Request for approval for dividend distributions

From the account for net income pending allocation amounting to Ps. 2,287,572,162.00, we propose to pay dividends in 2016 of Ps. 4.07 per share outstanding (approximately 525.6 million shares, excluding shares held in treasury). This proposed dividend distribution represents a 22.6% increase over dividends paid in 2015, and is the maximum amount of dividends possible in accordance with MFRS without generating additional taxes.

VI.	Request for approval of our share repurchase fund

Additionally, in order to complete the application of the results for the period, we are proposing to increase the authorized amount to be allocated to the share repurchase fund from 2015 by Ps. 100 million during 2016, from Ps. 850 million to Ps. 950 million.

The Company’s strong performance in 2015 compared to 2014 permit the approval of these proposals: EBITDA and net income increased by 26.2% and 14.2%, respectively.

VII.	Designation of directors representing the Series “BB” stockholders

Agenda Item No. VII is a non-votable report from our strategic shareholder, Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”). As established in our bylaws (Article 15), AMP is entitled to designate four proprietary members of the Board of Directors and their respective alternate members. Mrs. Laura Diez Barroso Azcárraga and Messrs. Eduardo Sanchez Navarro Redo, Francisco Javier Marín San Andrés and Juan Gallardo Thurlow were designated, and their respective alternates, Messrs. Carlos Laviada Ocejo, Carlos Alberto Rohm Campos, Rodrigo Marabini Ruiz and Alejandro Cortina Gallardo, respectively, were confirmed.

VIII.	Ratification and/or designation of director(s) representing any 10% stockholder(s)

Our bylaws (Art. 15) entitle any individual or group holding a 10% or more equity stake in us with the right to designate a director. To date, no proposal for the ratification or designation of a director has been received. If we receive a 10% shareholder’s proposal before the Ordinary Shareholders’ Meeting, the proposal will be presented during the meeting; otherwise, if no proposal is received before such meeting is held, Mr. Guillermo Heredia Cabarga will be proposed as the seventh independent director.

GAP Letter to the Shareholders Meeting	Page 2

IX.	Ratification and/or designation of six independent directors representing the Series “B” stockholders

Our board’s Nominations and Compensation Committee proposes the ratification of the current slate of independent directors for the terms and purposes established in our bylaws (Art. 15). Messrs. Joaquín Vargas Guajardo, Álvaro Fernández Garza, Juan Diez-Canedo Ruíz, Ángel Losada Moreno, Roberto Servitje Achutegui and Carlos Cárdenas Guzmán are proposed for ratification. Each of these nominees is a well-respected businessman or executive employed by leading Mexican companies; their curricula, as well as that of Mr. Guillermo Heredia Cabarga, are available on our website.

X.	Designation of chairman of the board

As established in our bylaws (Art. 16), the chairman of the board is to be designated by a majority vote of the stockholders. We received a report from our strategic partner proposing Mrs. Laura Diez Barroso Azcárraga, a shareholder of our strategic partner AMP, as chairwoman.

XI.	Request for approval of directors’ compensation for 2016 and ratification of directors’ compensation for 2015

The Nominations and Compensation Committee’s report also submits for approval the terms of directors’ compensation in 2015 and proposes that 2016 compensation remain unchanged from that of 2015.

XII.	Ratification and/or designation of director to serve as a member of the Nominations and Compensation Committee

Our Series B shareholders annually designate an independent director to serve as a member of our Nominations and Compensation Committee. Mr. Álvaro Fernández Garza is proposed for re-election to the position.

XIII.	Ratification and/or designation of independent director to serve as chairman of the Audit and Corporate Practices Committee

Mr. Carlos Cárdenas Guzmán is proposed for re-election to the position of chairman of the Audit and Corporate Practices Committee, as established in our bylaws (Art. 32).

XIV.       Report regarding acquisitions

As established in our bylaws (Art. 29), the Company informs our shareholders regarding acquisitions of goods or services, contracting of work services or sales of assets for an amount equal to or over US$ 3,000,000.00 (THREE MILLION UNITED STATES DOLLARS) or their equivalent in local currency or other legal currency used in Mexico, or such operations by significant shareholders, if applicable.

XV.       Ratification of designation of special delegates

Proposal to request a notary public’s formalization of the approvals that took place in this Ordinary Shareholders’ Meeting by Messrs. Fernando Bosque Mohíno, Sergio Enrique Flores Ochoa and Carlos Efrén Torres Flores and Mrs. Erica Barba Padilla.

GAP Letter to the Shareholders Meeting	Page 3

Extraordinary Shareholders’ Meeting

I.	Ratification of reduction in shareholder equity

By the terms of our concession, our subsidiaries are required to comply with the Master Development Program (“MDP”) approved by the Mexican airport authority every five years. The investments required under the MDP are those necessary to maintain and grow the airports, while also complying with required quality standards. To date, our subsidiaries have complied with the level of investments required by the MDP, and maintained surplus cash as of December 31, 2015 in excess of Ps.2.996 billion. In accordance with our dividend policies, this surplus cash at the subsidiary level can be distributed to us without incurring additional taxes, and without putting our subsidiaries’ operations at risk or compromising our ability to cover operating expenses, investments or other corporate obligations. Thus, taking into consideration the availability of excess funds, we are proposing a capital reduction equal to Ps.3.33 per share to be paid before May 31, 2016, and to amend Article 6 of our bylaws accordingly.

II.          Ratification of designation of special delegates

Proposal to request a notary public’s formalization of the approvals that took place in this Ordinary Shareholders’ Meeting by Messrs. Fernando Bosque Mohíno, Sergio Enrique Flores Ochoa, and Carlos Efrén Torres Flores and Mrs. Erica Barba Padilla.

***

The board and the officers wish to emphasize our commitment to providing all shareholders with timely and transparent information in advance of our Ordinary and Extraordinary Shareholders’ Meetings, and to supporting an inclusive, balanced and cohesive voting process for all of our shareholders. We are confident that by sharing this additional perspective with you, each shareholder will be able to make better-informed decisions to the individual and collective benefit of all of GAP’s shareholders.

We look forward to your participation and support in this year’s Ordinary and Extraordinary Shareholders’ Meetings and in future meetings. In light of the information above, we strongly encourage you to vote in favor of all agenda items.

Respectfully yours,

/s/ Fernando Bosque

Fernando Bosque
Chief Executive Officer
Grupo Aeroportuario del Pacífico

GAP Letter to the Shareholders Meeting	Page 4

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Letter to the Shareholders Meeting	Page 5

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  April 8, 2016